EXHIBIT 8.2.5

MORGAN BEAUMONT TO BE EXCLUSIVE PROVIDER OF DEBIT CARD FOR MEMBERS OF THE GREAT AMERICAN DISCOUNT BUYERS ASSOCIATION

BRADENTON, FLORIDA – MARCH 24, 2006 – Morgan Beaumont, Inc. (OTC.BB: MBEU), a premier technology solution provider to the Stored Value and Prepaid Card market and owner of the SIRE NetworkTM, today announced that it has signed a Memorandum of Understanding (MOU) with the Great American Discount Buyers Association (GADBA) whereby Morgan Beaumont will be the exclusive provider of a debit card for inclusion in GADBA’s association membership. GADBA markets its products and services through brokers and agents nationwide to its growing membership of more than 25,000 clients.

GADBA is a forward-thinking organization that allows individuals, non-profit organizations, payroll groups and associations to purchase products, benefits and services at prices not normally available to the general public. In addition to providing a Morgan Beaumont prepaid stored value card to its members, GADBA will also market all of Morgan Beaumont’s other prepaid stored value card products and services including payroll cards, prepaid telephone cards and SIRE Network services through its association web site and printed catalogs. In addition, Morgan Beaumont will be able to offer GADBA membership and services to its cardholders.

Cliff Wildes, CEO of Morgan Beaumont, stated, “We are pleased to announce this agreement with GADBA. GADBA is an innovative company and we believe this mutually beneficial, developing relationship will enable Morgan Beaumont to continue to increase the number and use of Morgan Beaumont’s prepaid stored value products in the market place and enable us to continue to expand and deploy our core technology – the SIRE Network.”

R. T. Cooper, President of GADBA, stated, “We are always seeking value added products and services that help our members save money, increase convenience and provide other benefits. Morgan Beaumont’s innovative prepaid stored value products and large number of SIRE Network POPs help us in achieving that goal for our growing client membership. This agreement will provide useful and convenient prepaid stored value card financial products and services for our members nationwide.”

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Prepaid Card Solutions in the United States. The company has developed the SIRE NetworkTM, a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple Stored Value/Prepaid Card Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Prepaid Card cash load stations located throughout the United States. Morgan Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization (ISO). To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.

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Contacts:	Erik Jensen, President
Morgan Beaumont, Inc.
941-753-2875

Ken Dennard, Managing Partner
ksdennard@drg-e.com
DRG&E / 713-529-6600

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